SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FBR CAPITAL MARKETS CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

30247C301

(CUSIP Number of Class of Securities (Underlying Common Stock))

FBR Capital Markets Corporation

1001 Nineteenth Street North

Arlington, VA

(703) 312-9500

Attention: William J. Ginivan

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John K. Hughes

Aryeh H. Zarchan

Sidley Austin LLP

1501 K Street, NW

Washington, DC 20005

(202) 736-8711

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On April 29, 2010, FBR Capital Markets Corporation (“FBR”) filed a Definitive Proxy Statement for the Annual Meeting of Shareholders of FBR to be held on June 3, 2010 (the “Proxy Statement”). The Proxy Statement contains a proposal submitted to FBR’s shareholders to approve an amendment to FBR’s 2006 Long-Term Incentive Plan to allow for a one-time, value-for-value stock option exchange program for FBR’s employees, other than FBR’s named executive officers and directors, with respect to stock options that were granted in August 2006 with an exercise price of $15.00 (the “Proposed Option Exchange”). In connection with the Proposed Option Exchange, FBR is herewith filing the Proxy Statement.

The Proxy Statement does not constitute an offer to holders of FBR’s outstanding eligible stock options to exchange those options. The Proposed Option Exchange will only be commenced, if at all, if (i) FBR’s shareholders approve the proposal to approve the amendment to the 2006 Long-Term Incentive Plan to allow for the Proposed Option Exchange and (ii) FBR’s Board of Directors decides to commence the Proposed Option Exchange.

The Proposed Option Exchange has not yet commenced. FBR will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Proposed Option Exchange. Persons who are eligible to participate in the Proposed Option Exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Proposed Option Exchange.

FBR shareholders and option holders will be able to obtain the written material described above and other documents filed by FBR with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by FBR with the SEC by directing a written request to: Investor Relations, c/o FBR Capital Markets Corporation, 1001 Nineteenth Street North, Arlington, Virginia 22209.

i

Item 12.	Exhibits

Exhibit Number	Description

99.1	Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders (filed with the SEC on April 29, 2010, and incorporated herein by reference).

ii